YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 2024

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PROCAPS GROUP, S.A.

Your Internet vote authorizes the Company Proxies (as defined below) to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 2:52 p.m. Luxembourg time (8:52 a.m. Eastern time) on December 14, 2024 at the latest.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided by December 14, 2024 at 2:52 p.m. Luxembourg time (8:52 a.m. Eastern time) at the latest.

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PLEASE DO NOT RETURN THE PROXY CARD IN THE MAIL IF YOU ARE VOTING ELECTRONICALLY.

▲ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▲

PROXY

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF PROCAPS GROUP, S.A.
société anonyme
Registered office: 9, rue de Bitbourg, L-1273 Luxembourg Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 253360 (the "**Company**")

to be held immediately following the conclusion of an extraordinary general meeting of shareholders of the Company to be held on December 16, 2024 at 7 p.m. Luxembourg time (the "Annual General Meeting")

The undersigned hereby appoints (please mark only one option):

☐ **OPTION 1:** The Chairman of the Annual General Meeting, whom failing, any lawyer and/or employee of Arendt & Medernach S.A., as proxy voting representative appointed by the Company, each with full power of substitution (the "**Company Proxies**"),

☐ **OPTION 2:** [Please fill in]: [in case of a natural person:
[Mr./Ms.] ____________________, born on __________ , in __________ , residing at ____________
____________________]/[in case of a legal person: ____________________, having its registered office at
____________________, registration authority and number ____________________,
represented by ____________________],

to individually represent and vote as designated on the reverse side, all the shares of the Company held of record by the undersigned on November 26, 2024, at 24:00 (midnight) Luxembourg time, at the Annual General Meeting (or any adjournment or postponement thereof). .

If (i) you do not mark one of the two options above, or (ii) you mark all two options above, or (iii) you select option 2 but do not duly populate the relevant details of your proxy, your vote will by default be counted as being submitted pursuant to the option 1.

Please indicate on the reverse side of this proxy card how these shares are to be voted. This proxy card must be marked, signed, dated and returned to Continental Stock Transfer & Trust Company, the Company's registrar and transfer agent, on behalf of the Company, at the latest on December 14, 2024 at 2:52 p.m. Luxembourg time (8:52 a.m. Eastern time) in order to be counted. This proxy, when properly executed, will be voted in the manner directed herein.

THE UNDERSIGNED HEREBY CERTIFIES BEING THE HOLDER OF RECORD OF THE SHARES OF THE COMPANY AS AT NOVEMBER 26, 2024, AT 24:00 (MIDNIGHT) LUXEMBOURG TIME. THIS PROXY CARD WILL AUTOMATICALLY BE INVALIDATED IF THE UNDERSIGNED WAS NOT THE HOLDER OF RECORD OF THE REFERENCED ORDINARY SHARES OF THE COMPANY ON NOVEMBER 26, 2024, AT 24:00 (MIDNIGHT) LUXEMBOURG TIME.

(Continued and to be signed on the reverse side)

2024

By executing this proxy card, the undersigned hereby confirms that (i) he has not waived all or part of his voting rights, (ii) none of his voting rights have been suspended and (iii) the exercise of any voting rights pursuant to this proxy does not result in a breach of any voting agreements to which he is a party.

All powers granted to the above chosen proxyholder are for the purpose of making any statement, casting all votes, signing all minutes of meetings and other documents, doing everything which is lawful, necessary or simply useful in view of the accomplishment and fulfillment of the present proxy, as may be required, and to proceed, in accordance with the requirements of Luxembourg law, to any filing with the Luxembourg Trade and Companies' Register and to any publication on the Recueil électronique des sociétés et associations, as may be required, while the undersigned promises to ratify all said actions taken by the above chosen proxyholder whenever requested.

The undersigned understands and accepts that any later dated proxy card issued will override and deprive of effect any previously issued proxy card.

I understand and accept that in case, in addition to a previously submitted vote via a proxy card, I attend and vote at the Annual General Meeting in person, and provided that such physical attendance and voting meets the requirements set forth in the convening notice, the vote submitted in person at the Annual General Meeting shall prevail and any previously submitted vote via a proxy card shall be deprived of effect.

The present proxy pursuant to this proxy card will remain in force if the Annual General Meeting is, for whatsoever reason, to be adjourned or postponed or if a second general meeting is to be convened in order to decide on the same agenda.

By submitting this proxy card, you agree to appoint Me. Bob Calmes as chairman and Mrs. Melissa Angelini as scrutineer as part of the bureau of the Annual General Meeting. The chairman will designate a secretary for the Annual General Meeting. If any other persons mentioned above cannot, for any reason whatsoever, attend the Annual General Meeting, you agree that Mr. Bob Calmes may appoint other persons to act as chairman and scrutineer at the Annual General Meeting.

The undersigned undertakes to indemnify the above chosen proxyholder against any claims, losses, costs, expenses, damages or liability sustained or incurred by the above chosen proxyholder as a result of any action taken in good faith pursuant to the present proxy card.

This proxy shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg. The parties irrevocably agree that any disputes arising out of or in connection with this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg.

PROXY

PROCAPS GROUP, S.A. —
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY FOR THE ANNUAL GENERAL MEETING.

Please mark your votes like this **X**

(Please express a choice for each agenda item. Only one choice may be expressed for each agenda item. If you do not explicitly express a choice and/or if you vote in blank or if your choice is unclear in respect of a given agenda item, the Company will not take this vote for this agenda item into account.)

Annual General Meeting

Item	FOR	AGAINST	ABSTAIN
1. Disclosure of conflicts of interest arising from transactions subject to Article 441-7 of the law of August 10, 1915 on commercial companies, as amended and article 22 of the Company's consolidated articles of association as of September 29, 2021.	**No vote is required on this item of the agenda**		
2. Annual accounts and consolidated financial statements: acknowledgement of the interim result of the independent investigation on certain related party transactions, in connection with (i) the submission for approval of the standalone annual accounts and the consolidated financial statements of the Company for the financial year ended December 31, 2023 and (ii) the (rectified) consolidated financial statements and, to the extent necessary, the standalone annual accounts, for certain previous financial years.	**No vote is required on this item of the agenda**		
3. Acknowledgement of the resignation of Mr. Carlos Piocuda as statutory auditor (commissaire aux comptes) of the Company as of July 31, 2024.	☐	☐	☐
4. Appointment of Mr. Jaider Aldemar Sanchez Guerrero as statutory auditor (commissaire aux comptes) of the Company for the standalone annual accounts prepared in accordance with the Luxembourg Generally Accepted Accounting Principles (Lux GAAP) as of July 31, 2024 for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.	☐	☐	☐
5. Confirmation of the mandate of Ms. Sandra Sanchez y Oldenhage in replacement of Mr. Alejandro E. Weinstein as of October 23, 2023 by way of co-option.	☐	☐	☐
6. Confirmation of the mandate of Mr. Roberto Albisetti in replacement of Mr. Ruben Minski as of October 28, 2024 by way of co-option.	☐	☐	☐
7. Renewal of the mandate of Deloitte Audit as independent auditor (réviseur d'entreprises agréé) of the Company for the consolidated financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) for a period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.	☐	☐	☐
8. Acknowledgement of the resignation of Mr. Roberto Albisetti from his mandate as member of the Board of Directors.	☐	☐	☐
9. Acknowledgement of the resignation of Ms. Sandra Sanchez y Oldenhage from her mandate as member of the Board of Directors.	☐	☐	☐
10. Acknowledgement of the resignation of Mr. Kyle P. Bransfield from his mandate as member of the Board of Directors.	☐	☐	☐
11. Acknowledgement of the resignation of Mr. Luis Fernando Castro from his mandate as member of the Board of Directors.	☐	☐	☐
12. Renewal of the mandate of Mr. Alberto Eguiguren Correa as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.	☐	☐	☐
13. Renewal of the mandate of Mr. José Minski as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.	☐	☐	☐
14. Renewal of the mandate of Mr. David Yanovich as member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.	☐	☐	☐
15. Appointment of Mr. Alejandro E. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.	☐	☐	☐
16. Appointment of Mr. Nicolas A. Weinstein as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.	☐	☐	☐
17. Appointment of Mr. Ernesto Carrizosa as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.	☐	☐	☐
18. Appointment of Mr. Jose Frugone Domke as new member of the Board of Directors for the period ending at the annual general meeting of shareholders approving the annual accounts for the financial year ending December 31, 2024.	☐	☐	☐
19. Delegation of powers.	☐	☐	☐

If amendments or new resolutions are presented at the Annual General Meeting, I irrevocably give the Chairman of the Annual General Meeting, whom failing, any lawyer and/or employee of Arendt & Medernach S.A., with full power of substitution, the power to vote in my name and as he/she deems fit, unless I mark the box abstain. **ABSTAIN** ☐

To change the address on your account, please check the box at right and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

New Address: ______________________________

____

CONTROL NUMBER

Signature______________________________ **Signature, if held jointly**______________________________ **Date**______________, **2024**

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.